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SEC
Mail Processing
Section
FEB 28 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1927 First Avenue North
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford L. Phelan (205) 521-9390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren, Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Bradford L. Phelan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBC Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

MONICA JENKINS VERCHER
My Commission Expires
August 16, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

NBC SECURITIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Notes to the Statement of Financial Condition 3

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of NBC Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NBC Securities, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of NBC Securities, Inc. as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of NBC Securities, Inc.'s management. Our responsibility is to express an opinion on NBC Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NBC Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

Warren Averett, LLC
We have served as NBC Securities, Inc.'s auditor since 2010.
Birmingham, AL
February 20, 2018

NBC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash and cash equivalents	$ 1,384,292
Deposits with clearing organizations	550,000
Receivables from broker-dealers and clearing organizations	922,084
Premises and equipment, net	226,572
Other assets	660,814
TOTAL ASSETS	$ 3,743,762
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 1,167,833
STOCKHOLDER'S EQUITY	
Common stock, $1 par value – 100 shares authorized, issued and outstanding	100
Additional paid-in capital	2,629,298
Accumulated deficit	(53,469)
Total stockholder's equity	2,575,929
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,743,762

See notes to the statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

NBC Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and a wholly-owned subsidiary of NBCS Holdings, L.P. The Company is an introducing broker and clears trades through RBC Capital Markets, LLC (RBC).

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts.

Premises and Equipment

Premises and equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset.

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under ASC Topic 740, there are two components of the income tax provision: current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Statement of financial condition amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

Commissions and Customer Securities Transactions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Recently Adopted or Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) and the Accounting Standards Update (ASU) 2014-09 and in August 2015 issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The standard's core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years beginning after December 15, 2018 and early application is permitted. The Company is in the process of reviewing the potential impact the adoption of this guidance will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The amendments in this ASU, affects all companies and other organizations that lease assets. This ASU will require organizations that lease assets, referred to as "leases", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The accounting by organizations that own the assets leased by the lessee, known as lessor accounting, will remain largely unchanged from current GAAP (Topic 840). For non-public companies this ASU is effective for fiscal years beginning after December 15, 2019 or January 1, 2020 for the Company. The Company is reviewing the impact that the adoption of this ASU may have on its financial statements.

Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2017, through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2017 financial statements.

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2017 consists of the following:

	Receivable	Payable
Receivables from broker-dealers and clearing organizations	$ 922,084	$ -

4. PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at December 31, 2017, was as follows:

Office equipment	$ 435,441
Computer equipment	419,729
Leasehold improvements	69,642
	924,812
Accumulated depreciation	(698,240)
	$ 226,572

Depreciation and amortization expense for 2017 was $108,788.

5. EMPLOYEE BENEFIT PLANS

Effective July 7, 2010, the Company sponsored a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code). Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. Eligible employees of the Company may contribute up to 90% of their total compensation on either a pre-tax or after-tax basis subject to statutory limits. The Company matches up to 100% of the first 2% and 50% of the next 2% of each participant's contribution. The Company match begins at the time of the employee contributions. Vesting in employer and employee contributions and earnings on those contributions are 100% and are immediate.

6. RELATED PARTIES

The Company has outstanding loans to employees totaling $451,841 as of December 31, 2017, included in other assets in the statement of financial condition. The loans will be forgiven on an monthly basis over the lives of the loans dependent on the employees maintaining employment.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate customer debit balances.

At December 31, 2017, the Company had net capital of $1,637,768 which was $1,387,768 in excess of required net capital. The Company did not have any aggregate debit balances at December 31, 2017; therefore, the percentage of net capital to aggregate debit items was not meaningful.

8. INCOME TAXES

The Company has determined that it does not have any tax positions at December 31, 2017, that it would be unable to substantiate. The Company has filed its tax returns through December 31, 2016. The tax returns for the years ended December 31, 2015, and thereafter are subject to audit by the taxing authorities.

8. INCOME TAXES – CONTINUED

The amounts for current federal and state taxes and deferred federal and state taxes are $75,939 for the year ended December 31, 2017.

Pursuant to ASC 740-10-30-2, deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. On December 22, 2017, the President of the United States signed the "Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018" (referred to as the "Tax Cuts and Jobs Act"). The Act provides for a reduction in the corporate tax rate from a maximum tax rate of 35% to a flat tax rate of 21% effective for tax years beginning after December 31, 2017. As a result, the Company revalued its deferred tax assets and liabilities as of December 22, 2017, and recorded the effect of this change as a component of tax expense. The tax benefit recorded related to the change in the enacted federal tax rate as of December 31, 2017 is $(3,968). The current tax expense rate of 21% will be effective beginning January 1, 2018. Additionally, deferred tax assets and liabilities are subject to a more likely than not test. Management has recorded a valuation allowance of $52,653 as of December 31, 2017.

The components of deferred income taxes included in other assets in the accompanying statement of financial condition at December 31, 2017, are as follows:

Deferred tax liabilities:	
Premises and equipment related to depreciation and amortization	(17,285)
Deferred tax assets:	
AMT Credit	38,848
Net operating loss carryforward	31,090
Valuation allowance	(52,653)
Total deferred tax assets net of valuation allowance	17,285
Net deferred tax asset	$ 0

At December 31, 2017, the Company had federal net operating losses of $98,956 that expire from December 31, 2032 through December 31, 2035 and state net operating losses of $663,814 that expire from December 31, 2026 through December 31, 2035.

9. COMMITMENTS AND CONTINGENCIES

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position or results of operations of the Company.

10. OPERATING LEASES

The Company leases office space under various operating leases. The future minimum value of lease payments under operating leases was as follows as of December 31, 2017:

2018	$668,742
2019	595,938
2020	389,622
2021	259,607
2022	132,482
Thereafter	49,798
	$ 2,096,189

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of NBC Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NBC Securities, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of NBC Securities, Inc. as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of NBC Securities, Inc.'s management. Our responsibility is to express an opinion on NBC Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NBC Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

Warren Averett, LLC
We have served as NBC Securities, Inc.'s auditor since 2010.
Birmingham, AL
February 20, 2018